Memorandum of Understanding

Between

Pimi Marion Holdings Ltd
P.O. Box 117,
Hutzut Alonim
30049 Israel

And

Omnivent Techniek [full name?]
P.O. Box 1232
3890 BA Zeewolde
Netherland

Whereas Pimi has developed storage protocol and formulations of Stabilised Peroxide intended for use in the treatment of vegetable and fruits, in controlled high humidity storage ("**the Products**") and has filled for patents registrations for such application and formulations;

Whereas Omnivent is active in the field of controlling storage room atmosphere in the Netherlands and other countries in Europe;

Whereas Omnivent has the know-how experience, manpower and financial resources to install storage rooms with controlling storage atmosphere and have the access to the market in Netherlands and other territories in the world;.

Whereas The parties wish to cooperate in the promotion, marketing and sale of the Products and the installation of system for controlling storage atmosphere in storage rooms;

Now therefore the Parties have agreed as follows:

1. Subject to the success of the Efficacy Trials, as herein described, the parties will negotiate to conclude a joint venture agreement, under which Omnivent will be appointed as Pimi contractor for humidity treatment systems and will promote Pimi storage protocol to farmers in the Netherlands and any where else in Europe as will be agreed by the parties.

2. During the coming potato season, Jul 2008-June 2009 Omnivent will install Pimi fogging and dosing systems in 5 demonstration rooms in the Netherlands for the

new potato crop of 2008 ("**The Efficacy Trials**"). Pimi will supply to the demonstration room's sufficient material of Product for the Efficacy Trials. Omnivent will furnish the necessary equipment for the Efficacy Trails and will install it on its expense. Each of the parties will be its own travel and other expenses related to the Efficacy Trails.

3. Subject to mutual decision of the parties to go ahead with the joint venture after the success of the Efficacy Trials, the Parties will negotiate the terms of the Joint Venture under the following head of terms:

3.1 Omnivent will be the sole installing contractor for the fogging and dosing systems Pimi will decide to use for the storage rooms ("**the Systems**").

3.2 Omnivent will be also the maintenance contractor of the Systems.

3.3 Omnivent will promote the sale of The Products for storage rooms of potatoes and other vegetables in the Netherlands.

3.4 Omnivent and Pimi will share the gross profit, Omnivent will derive from the sale and installation and maintenance of the Systems after deduction of all kind of direct costs relating to the operation of the joint venture as follows: Omnivent share will be 80% of the gross profit, Pimi share will be 20% of the gross profit.

3.5 Omnivent will promote the sales of the Systems f in the Netherlands and any where else in Europe.

3.6 Pimi will appoint a sole distributor for the Products for the Netherlands who will distribute and supply the Products to customers in the Netherlands ("Pimi's Distributor"). Omnivent will direct customers to the Pimi's Distributor who will deliver the Products to the customers. Omnivent will be entitled 3% commission from the value of each sale in the territory which it refers to Pimi's Distributor.

4. If after the conclusion of the Efficacy Trial any of the parties will decide not to continue the negotiations on the term of the Joint Venture Agreement he will give notice on its intention to the other party and this MOU will be cancelled without giving rise to any right to any of the parties to it.

5. This MOU This Agreement shall be governed by and construed in accordance with the laws of Israel.

6. Any notice, request or other communication to be given or made under this MOU shall be in writing.

7. Except as otherwise provided in this Agreement, such notice, request or other communication shall be deemed to have been duly given or made when it shall be delivered by hand, airmail or telefax to the Party to which it is required or permitted to be given or made at such Party's address specified above.

In Witness thereof the parties has signed this MOU on the _____, 2008.

_____   _____

And _____   _____

For and on behalf   For and on Behalf

of Pimi Marion Holdings   of Omnivent Techniek

3